UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40795

On Holding AG
(Exact name of registrant as specified in its charter)

Förrlibuckstrasse 190
8005 Zurich, Switzerland
Tel:+41 44 225 1555
Fax: +41 44 225 1556
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

On Holding AG

By:	/s/ Martin Hoffmann
	Name:	Martin Hoffmann
	Title:	Chief Financial Officer and Co-Chief Executive Officer

Date: May 13, 2025

INCORPORATION BY REFERENCE
This Report on Form 6-K (other than Exhibit 99.1 hereto) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration No. 333-268852) and Form S-8 (Registration Nos. 333-259533 and 333-268853) of On
Holding AG and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated May 13, 2025 - On Reports First Quarter 2025 Results
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the First Quarter Ended March 31, 2025